UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-80361-01
Bottling Group, LLC

(Exact name of registrant as specified in its charter)
One Pepsi Way
Somers, New York 10589
Telephone: (914) 767-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
4.125% Series B Senior Notes due June 15, 2015 of the Registrant
5.00% Senior Notes due November 15, 2013 of the Registrant
5.50% Senior Notes Due April 1, 2016 of the Registrant
5.125% Senior Notes Due January 15, 2019 of the Registrant

(Title of each class of securities covered by this Form)
None.

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1) ☐
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☑
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐
     Approximate number of holders of record as of the certification or notice date:
4.125% Series B Senior Notes due June 15, 2015 of the Registrant — 55 holders
5.00% Senior Notes due November 15, 2013 of the Registrant — 66 holders
5.50% Senior Notes Due April 1, 2016 of the Registrant — 85 holders
5.125% Senior Notes Due January 15, 2019 of the Registrant — 82 holders

     Pursuant to the requirements of the Securities Exchange Act of 1934, Bottling Group, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Bottling Group, LLC

Date: February 22, 2010	By: Name:	/s/ David Yawman David Yawman
	Title:	Managing Director-Delegatee